UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WideOpenWest, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96758W101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96758W101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners III GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,837,809
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,837,809
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,837,809
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 96758W101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview W1 Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,709,027
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,709,027
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,709,027
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 96758W101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview W1 TE Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 972,372
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 972,372
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,372
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 96758W101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview W1 Co-Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,136,280
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,136,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,136,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 96758W101	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 20,130
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 20,130
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,130
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON CO

Item 1.

(a)	Name of Issuer

WideOpenWest, Inc.

(b)	Address of Issuer’s Principal Executive Offices

7887 East Belleview Avenue, Suite 1000

Englewood, CO 80111

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Crestview Partners III GP, L.P. c/o Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065
(2)	Crestview W1 Holdings, L.P. c/o Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065
(3)	Crestview W1 TE Holdings, LLC c/o Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065
(4)	Crestview W1 Co-Investors, LLC c/o Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065
(5)	Crestview Advisors, L.L.C. c/o Crestview Partners 667 Madison Avenue, 10th Floor New York, NY 10065
(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

96758W101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners III GP, L.P. controls, indirectly through its affiliates, (i) the general partner of Crestview W1 Holdings, L.P. and (ii) the managing member of each of Crestview W1 TE Holdings, LLC and Crestview W1 Co-Investors, LLC. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Crestview Partners III GP, L.P. may be deemed to have beneficial ownership over the 19,709,027 shares of Common Stock of the Issuer (“Common Stock”) beneficially owned by Crestview W1 Holdings, L.P., the 972,372 shares of Common Stock beneficially owned by Crestview W1 TE Holdings, LLC and 4,136,280 shares of Common Stock beneficially owned by Crestview W1 Co-Investors, LLC.

Jeffrey A. Marcus, Brian P. Cassidy and Daniel G. Kilpatrick are each members of the Issuer's board of directors (each, a “Crestview Director”). Messrs. Marcus, Cassidy and Kilpatrick hold the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners III GP, L.P.) and the title of Partner at Crestview Advisors, L.L.C.

Each of the Crestview Directors holds 6,710 restricted shares of Common Stock (the “Restricted Shares”) granted under the Issuer's 2017 Omnibus Incentive Plan (the “Plan”). The Restricted Shares are scheduled to vest on the date of the Issuer’s regularly scheduled 2018 annual stockholders’ meeting, subject to the terms of the Plan and the applicable award agreement issued thereunder. Each of the Crestview Directors has assigned all rights, title and interest in the Restricted Shares to Crestview Advisors, L.L.C.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentages reported herein are based on the 88,771,710 shares of Common Stock outstanding as of November 8, 2017 as reported in the Issuer’s Form 10-Q filed November 13, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

CRESTVIEW PARTNERS III GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW W1 HOLDINGS, L.P.

By: Crestview W1 GP, LLC, its general partner

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW W1 TE HOLDINGS, LLC

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW W1 CO-INVESTORS, LLC

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW ADVISORS, L.L.C.

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer